EXHIBIT 1
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[Desc Logo]                FOR IMMEDIATE RELEASE



        DESC WILL ISSUE ITS SECOND PLACEMENT OF MEDIUM TERM NOTES THROUGH
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                            BBV PROBURSA AND INBURSA
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           Mexico City, April 12, 2000 - DESC, S.A. de C.V. (NYSE: DES; BMV:
DESC) (the "Company"), announced today that it will complete a second placement of medium term notes for an approximate amount of Ps. 1 billion, in equivalent Units of Investment (UDIS), with a maturity period of seven years. This issue has received an MAA rating by ratings agency Duff & Phelps.

           The placement and registration agents will be Casa de Bolsa BBV Probursa and Inversora Bursatil (Inbursa). The common representative will be Casa de Bolsa Inverlat.

           The following are among the objectives of the placement:

    >>  The replacement of short term debt by long term debt

    >>  The execution of our strategy to minimize exposure to foreign currencies

    >>  To take advantage of the positive outlook for inflation in Mexico

           This placement will be done under the Ps. 3 billion program authorized by the Mexican National Banking and Securities Commission (CNBV),
from which Ps. 850 million (or 324 million in UDIS) has already been placed in
October of 1999.
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        Arturo D'Acosta Ruiz                 Alejandro de la Barreda        Alex Cancio, Peter Firestein          Web Page
     Corporate Treasury Director          Manager of Investor Relations          Thomson Financial             www.desc.com.mx
       525 261 80 00 ext 2830                 525 261 8000 ext 2813              Investor Relations            ---------------
                                            abarredag@mail.desc.com.mx              212 701 1973

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